

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 2, 2018

Adam Green
Chief Executive Officer
Smart Decision, Inc.
1825 Corporate Boulevard NW, Suite 110
Boca Raton, FL 33431

> **Re: Smart Decision, Inc.**
> **Amendment No. 2 to Offering Statement on Form 1-A**
> **Filed June 5, 2018**
> **File No. 024-10822**

Dear Mr. Green:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 21, 2018 letter.

General

1.   We note your responses to prior comments 2, 3, and 4 where you state that you "have deleted these provisions" in relation to the mandatory arbitration provisions. However, we note that Section 16 of your bylaws continues to include a mandatory arbitration provision. Please amend your bylaws accordingly. Alternatively, please revise your offering circular as follows:

- Discuss the material risks resulting from this binding arbitration provision, including but not limited to, the imposition of significant costs, the possibility that arbitration may result in less favorable settlements, the foreclosing of class actions, and the limiting of discovery.

- Please discuss the impact, if any, of these provisions on shareholders' rights to pursue claims under the United States federal securities laws. To the extent the provision does not impact claims under the United States federal securities laws, please revise to state so.

- Please clarify whether Florida law permits mandatory arbitration. To the extent it does not, please revise your disclosure to address issues related to enforceability.

2.   We note your response to prior comments 12 and 13 where you state that you have deleted the exclusive forum provision. However, we note that Section 15 of your bylaws still indicates that your state of domicile will be the exclusive forum for actions asserted against the company. Please revise your disclosure to clarify how your exclusive forum provisions will impact derivative lawsuits alleging violations of federal securities laws and provide corresponding risk factor disclosure.

Offering Circular Cover Page

3.   We note your response to prior comment 1 where you state that the company "is not an inactive company waiting for a reverse merger deal." Please revise your disclosure to include an affirmative statement to make clear that the company has no present plans to be acquired or to merge with another company nor does the company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

Distribution, page 16

4.   We note your response to prior comment 7 and reissue the comment, in part. Please disclose the material terms of the agreement with Minivest, such as the duration, termination provisions, and each party´s rights and obligations. Also, file the agreement as an exhibit to the offering circular. Refer to Item 17 of Part III of Form 1-A for guidance.

Procedures for Subscribing, page 18

5.   Please reconcile your statement, "[a]fter we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to the escrow account…" (emphasis added) with the disclosure throughout your offering circular where you indicate you will not have an escrow account.

Business, page 21

6.   Please provide support for the statements in the first paragraph in the "Our Business" section and all the statements in the "The LED Lightning Market" section as well as your statement, "[w]e found that as much as 40% of all LED purchases in a given store may be

returned for a refund…" Finally, please provide us with a copy of the survey referenced in your statement "[b]ased on our surveys of retailers and their customers, we believe that home improvement store associates are ill equipped to assist customers with complicated LED decisions..."

7.   You state that you "seek to be strategically positioned to be a <u>key essential element</u> in a $63.1 billion international market growing at a phenomenal 45% per year." (emphasis added) Please clarify what you mean by "key essential element" and tell us your basis for the projections, including the objective information considered. Explain how you considered your lack of operating history and the uncertainty surrounding future operating performance in determining that the projections are reasonable. In this regard, assumptions underlying the disclosures should be reasonably supportable.

<u>Who will pay for SMART DECISION INC.™ services?, page 23</u>

8.   We note your response to prior comment 9 where you state that you have "removed all references to specific companies, including images." We continue to note that you have images on page 23 under the "Opportunities" section. Please revise to remove these images or tell us your basis for including them.

<u>Certain Relationships and Related Party Transactions, page 34</u>

9.   We note your response to prior comment 10 where you state that the loan agreements with GPL Ventures, LLC have been filed as exhibits to the offering statement. We are unable to locate the exhibit. Please file or advise.

<u>Legal Opinion</u>

10.   For offering statements that register the resale of shares that are already outstanding, the legality opinion should recognize that these securities are already outstanding and fully paid. Please have counsel revise the opinion to state that the shares to be offered by selling shareholders "are" legally issued, fully paid and non-assessable. Refer to the Division of Corporation Finance Staff Legal Bulletin 19 for guidance.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Attorney-Advisor, at (202) 551-3334 or me at (202) 551-3673 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information
Technologies and Services

cc: John E. Lux, Esq.